UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

For Immediate Release

Pampa Energía announces: (i) Statutory Auditors´resignation, (ii) General Ordinary and Extraordinary Shareholders’ meeting for April 27, 2012, and (iii) Merger.

City of Buenos Aires, March 26, 2012. Pampa Energía S.A. (NYSE: PAM; Buenos Aires Stock Exchange: PAMP), announces today that:

(i)     the Company had received letters sent by Messrs. José Daniel Abelovich and Damián Burgio, stating that they resigned to their positions as Statutory Auditors of the Company for personal reasons;

(ii)   it will hold a General Ordinary Shareholders’ Meeting on first and second call, on April 27, 2012, at 3:00 p.m. and 4:00 p.m., respectively, and a General Extraordinary Shareholders’ Meeting at first call on April 27, 2012, at 3:00 p.m., in all cases at the registered office, located at Ortiz de Ocampo 3302, Building 4, Ground Floor, City of Buenos Aires, to consider the following agenda:

1)      Appointment of two shareholders to approve and sign the minutes of the Shareholders’ Meeting.

2)      Consideration of the Company’s Annual Report, Financial Statements, including Balance sheets, Statements of income, Statements of changes in shareholders’ Equity, Statements of cash flows, and Notes and Exhibits to the stand-alone Financial Statements, and the Consolidated Financial Statements of the Company and its controlled companies, including Consolidated balance sheets, Consolidated statements of income, Consolidated statements of cash flows, Notes and Exhibits to the Consolidated Financial Statements, all for the fiscal year ended December 31, 2011, Management’s Discussion and Analysis required by the regulations of the Argentine Securities Commission, Additional Information required by Section 68 of the Listing Regulations of the Buenos Aires Stock Exchange, Auditor’s Report and Supervisory Committee’s Report, all for the fiscal year ended December 31, 2011.

3)      Consideration of allocation of the results for the year. Absorption of Accumulated Earnings against “Additional Paid-in Capital” account (for purposes of dealing with this item, the Shareholders’ Meeting shall qualify as an extraordinary meeting).

4)      Consideration of Board of Directors’ and Supervisory Committee’s performance.

5)      Consideration of fees payable to the Board and to the Supervisory Committee for the fiscal year ended December 31, 2011 for $8,534,402 (total fees). According to the Argentine Securities Commission’s rules, the result for this fiscal year is a computable loss.

6)      Consideration of fees payable to the Independent Auditor.

7)      Consideration of resignation tendered by and related fees payable to Messrs. José Daniel Abelovich and Damián Burgio in their capacities as Statutory Auditors of the Company.

8)      Renewal of one third of the Board members. Appointment of Alternate Directors. Appointment of Statutory Auditors and Alternate Statutory Auditors.

9)      Appointment of Independent Auditor and Alternate Independent Auditor who shall render an opinion on the financial statements for the fiscal year started on January 1, 2012 and determination of fees payable to them.

10)  Consideration of allocation of a budgetary item for the operation of the Audit Committee.

11)  Approval of merger between the Company (as surviving company) and Inversora Ingentis S.A. (“IISA”), Pampa Generación S.A. (“PG”) (as merged companies) and the spun-off assets and liabilities relating to the investment and advisory business of Powerco S.A. (“Powerco”) (the “Merger”), pursuant to Section 82 and related provisions of the Business Companies Law No. 19,550, as amended (the “BCL”). Consideration of the following documents related to the Merger: (i) Preliminary Merger Agreement – Partial Spin-off of Powerco, dated March 9, 2012, executed between the Company, ISSA, PG and Powerco; (ii) Financial Statements of the Company as of December 31, 2011 to be used for purposes of the Merger, Special Merger Balance Sheet and Consolidated Merger Balance Sheet of the Company with IISA, PG and Powerco as of December 31, 2011 and reports on such financial statements issued by the Company’s Supervisory Committee and the independent auditors, prepared in accordance with the provisions of Section 83, subsection 1), paragraph b) of the BCL; and (iii) Memorandum of Merger, including all the Exhibits thereto, as filed with and approved by the Argentine Securities Commission (for purposes of dealing with this item, the Shareholders’ Meeting shall qualify as an extraordinary meeting).

12)  Authorization for executing, in the name and on behalf of the Company, the final merger agreement related to the Merger (for purposes of dealing with this item, the Shareholders’ Meeting shall qualify as an extraordinary meeting).

13)  Grant of authorizations to carry out proceedings and filings necessary to obtain the relevant registrations.

(iii)   the aforementioned Shareholder´s Meeting will consider, among other topics of its agenda, the merger by the Company of their controlled companies Pampa Generación S.A. and Inversoras Ingentis S.A. (both companies are being liquidated wihout being dissolved), as well as of certain assets and liabilities of Powerco S.A. related to the its investment and consultancy activities (which company is being spinned off to such end). In this sense, the companies involved in this corporate restructuration, had subscribed the Preliminary Merger Agreement – Partial Spin-Off of Powerco on march, 9 2012.

For further information, please contact:

Ricardo Torres - Chief Executive Officer

Mariano Batistella – Special Projects Manager and Investor Relations Officer

3302 Ortiz de Ocampo, Building #4

(C1425DSR) Ciudad Autónoma de Buenos Aires, Argentina

Phone: +54 (11) 4809 9500

http://www.pampaenergia.com/ir

investor@pampaenergia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 26, 2012

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.